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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

IAC/InterActiveCorp Retirement Savings Plan

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

REQUIRED INFORMATION

        1.     Not applicable.

        2.     Not applicable.

        3.     Not applicable.

        4.     The IAC/InterActiveCorp Retirement Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and supplemental schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1
Consent of Ernst & Young LLP.

i

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2008	IAC/InterActiveCorp Retirement Savings Plan
	By:	/s/ MICHAEL H. SCHWERDTMAN Senior Vice President and Controller (Chief Accounting Officer) IAC/InterActiveCorp

Appendix I

Financial Statements and Supplemental Schedules

IAC/InterActiveCorp Retirement Savings Plan December 31, 2007 and 2006 and Year Ended December 31, 2007 with Report of Independent Registered Public Accounting Firm.

IAC/InterActiveCorp Retirement Savings Plan

Financial Statements
and Supplemental Schedules
December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm

The Administrative Committee
IAC/InterActiveCorp Retirement Savings Plan

        We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at year end) as of December 31, 2007 and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

New York, New York
June 20, 2008

IAC/InterActiveCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value	$386,511,892	$350,939,250
Receivables:
Participant	939,092	3,003,032
Employer	342,209	1,072,718

Total receivables	1,281,301	4,075,750

Net assets available for benefits, at fair value	387,793,193	355,015,000
Adjustment from fair value to contract value (for interest in common collective trusts related to fully benefit-responsive investment contracts)	304,973	417,112

Net assets available for benefits	$388,098,166	$355,432,112

See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
Additions to net assets attributed to:
Dividend and interest income	$27,035,715
Participant contributions	54,300,383
Employer contributions	18,703,220
Participant rollover contributions	6,750,852
Transfer in	19,308,065

Total additions	126,098,235

Deductions from net assets attributed to:
Benefits paid to participants	53,475,608
Net realized and unrealized depreciation in fair value of plan investments	4,264,669
Administrative expenses	602,689
Transfers out	35,089,215

Total deductions	93,432,181

Net increase in net assets available for benefits	32,666,054
Net assets available for benefits—beginning of year	355,432,112

Net assets available for benefits—end of year	$388,098,166

See accompanying notes to financial statements.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

1. Description of the Plan

        The following description of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp (the "Company") and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In 2006, the Plan was amended to comply with recent regulations governing benefit plans. Further, in 2007, the Plan was amended to increase the amount of pre-tax contributions a participant is allowed to make to the Plan from 16% to 50% of his/her compensation (as defined in the Plan documents), as well as to effect the Plan merger described below in Note 5.

Contributions

        Participants can make pre-tax contributions ranging from 1% to 16% (50% effective September 1, 2007), and after-tax contributions ranging from 1% to 10%, in each case, of their compensation (as defined in the Plan documents) through payroll deductions. Participants can direct their contributions to any of the Plan's fund options and may generally change their investment options on a daily basis. All newly hired employees of the Company are automatically enrolled in the Plan, with pre-tax contributions of 3% directed into the Fidelity Freedom Fund based on their expected year of retirement commencing approximately 45 days after the date of hire. Newly hired employees are notified of their automatic enrollment in advance and may elect not to participate prior to the first automatic deferral.

        The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company's Board of Directors (or a Committee thereof). For the year ended December 31, 2007, the Company's matching contribution was $18,703,220. No discretionary contributions were made to the Plan during the year ended December 31, 2007. Participants can direct Company contributions to any of the Plan's fund options in the same manner as they direct their own contributions.

Vesting

        Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in Company matching contributions (plus actual earnings thereon) after two years of credited service. Certain participants who were participants in plans that were merged into the Plan have different vesting periods for Company matching contributions. Participants should refer to the Plan documents, as applicable, for a complete description of vesting provisions.

Eligibility

        Participants must be 18 years of age or older and are eligible to participate upon commencement of service, as defined in the Plan documents.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2007 and 2006

1. Description of the Plan (Continued)

Participant Accounts

        Each participant's account is credited with the participant's contribution, Company matching contributions and Plan earnings. Allocations are based on participant account balances as defined in the Plan documents. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Forfeitures

        Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. The remaining amount, if any, is used to reduce the Company's matching contributions and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled $2,851,731 and $1,221,955 at December 31, 2007 and 2006, respectively. Forfeited amounts used to reduce employer matching contributions totaled $876,883 for the year ended December 31, 2007.

Participant Loans

        Generally, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the initial terms of the loan. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through regular payroll deductions.

Payment of Benefits

        Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed unless the participant's vested balance is more than $5,000 and the participant elects to leave such amounts in the Plan. If the vested balance is less than $5,000 but more than $1,000, such balance will be automatically transferred to a rollover IRA account unless the participant elects otherwise. If the vested account balance is $1,000 or less it will be distributed in the form of a lump sum to the participant. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their accounts while still employed. Participants' pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of the vested portion of their accounts with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their account balances, subject to income tax and early withdrawal penalties.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2007 and 2006

1. Description of the Plan (Continued)

Plan Termination

        Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested and the net assets would be distributed to participants.

Administrative Expenses

        Substantially all of the administrative expenses are paid by the Plan unless the Company elects to pay such expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

Management Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investments

        The Plan's investments are stated at fair value except for its investments in common collective trusts, which are valued at contract value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

        As described in Financial Accounting Standards Board ("FASB") Staff Position, AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the accompanying statements of net assets available for benefits presents the fair value of the common collective trust as well as the adjustment of the fully benefit-responsive common collective trust from fair value to contract value. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis.

        Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2007 and 2006

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements and the effect of the measurements on earnings or changes in net assets. Among other things, SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management has determined that adoption, effective January 1, 2008, will not have a material impact on the Plan's financial statements.

3. Investments

        The Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2007
Investments in mutual funds	$(453,469)
Investments in common collective trusts	83,137
Investments in common stock	(3,894,337)

Total net realized and unrealized depreciation in fair value of plan investments	$(4,264,669)

        The Plan's investments are held in a trust fund. The following are investments that represent 5% or more of the Plan's net assets:

	December 31,
	2007	2006
Fidelity Managed Income Portfolio II	$34,309,110	$34,788,075
Fidelity Equity Diversified International Fund	33,051,470	29,438,314
Fidelity Spartan U.S. Equity Fund	32,514,984	29,502,344
Fidelity Blue Chip Growth Fund	26,689,222	25,966,549
Fidelity Contrafund	23,450,872	*
Fidelity Freedom 2030 Fund	21,687,659	21,595,583
Dodge & Cox International Stock Fund	21,285,496	*

    *
    Fair value did not exceed 5% of the Plan's net assets available for benefits at year end.

4. Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated July 20, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2007 and 2006

4. Income Tax Status (Continued)

"Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended subsequent to the receipt of the determination letter. A new request for a determination letter on the Plan's qualified status was submitted to the IRS in December 2007 and is currently pending. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Plan Merger

        Effective June 1, 2007, the Company, as permitted by the relevant Plan documents, merged that portion of the Gaylord Entertainment Company 401(k) Savings Plan relating to then current employees of ResortQuest Hawaii ("RQH") into the Plan. As a result, on September 4, 2007, all of the net assets available for benefits of RQH were transferred into the Plan.

6. Transfers out

        Transfers out of the Plan principally relate to PRC, LLC ("PRC"), which the Company sold on November 29, 2006. As a result of this transaction and pursuant to a Transition Services Agreement, the net assets available for benefits of the employees of PRC were transferred out of the Plan on December 28, 2007.

7. Related-Party Transactions

        Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Corp. Fidelity Management Trust Company is the trustee and Fidelity Investments Institutional Operations Company, Inc. is both the transfer agent and record keeper for the Plan year ending December 31, 2007, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the recordkeeping and administrative services amounted to $561,689 for the year ended December 31, 2007.

8. Risks and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2007 and 2006

9. Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of the statements of net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$388,098,166	$355,432,112
Adjustment from fair value to contract value (for interest in common collective trusts related to fully benefit-responsive investment contracts)	(304,973)	(417,112)

Net assets available for benefits per Form 5500	$387,793,193	$355,015,000

        The following is a reconciliation of the statement of changes in net assets available for benefits between the financial statements and Form 5500:

Year Ended December 31, 2007
Total additions per the financial statements	$126,098,235
Change in adjustment from fair value to contract value (for interest in common collective trusts related to fully benefit-responsive investment contracts)	112,139

Total income per Form 5500	$126,210,374

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedules
E.I.N. 59-2712887 Plan No: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Dodge & Cox International Stock Fund	Mutual Fund	$21,285,496
*	Fidelity Brokerage Link	Self-Directed Brokerage Account	2,216,019
*	Fidelity Blue Chip Growth Fund	Mutual Fund	26,689,222
*	Fidelity Contrafund	Mutual Fund	23,450,872
*	Fidelity Dividend Growth Fund	Mutual Fund	13,428,690
*	Fidelity Equity Diversified International Fund	Mutual Fund	33,051,470
*	Fidelity Freedom 2000 Fund	Mutual Fund	685,618
*	Fidelity Freedom 2005 Fund	Mutual Fund	308,251
*	Fidelity Freedom 2010 Fund	Mutual Fund	5,444,906
*	Fidelity Freedom 2015 Fund	Mutual Fund	2,821,822
*	Fidelity Freedom 2020 Fund	Mutual Fund	16,912,257
*	Fidelity Freedom 2025 Fund	Mutual Fund	3,123,016
*	Fidelity Freedom 2030 Fund	Mutual Fund	21,687,659
*	Fidelity Freedom 2035 Fund	Mutual Fund	5,479,200
*	Fidelity Freedom 2040 Fund	Mutual Fund	14,602,036
*	Fidelity Freedom 2045 Fund	Mutual Fund	1,999,205
*	Fidelity Freedom 2050 Fund	Mutual Fund	1,463,374
*	Fidelity Freedom Income Fund	Mutual Fund	1,046,395
*	Fidelity Investment Grade Bond Fund	Mutual Fund	14,938,315
*	Fidelity Low-Priced Stock Fund	Mutual Fund	12,172,068
*	Fidelity Managed Income Portfolio II	Common/Collective Trust	34,309,110
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	15,333,693
*	Fidelity Spartan International Index Fund	Mutual Fund	2,648,725
*	Fidelity Spartan U.S. Equity Fund	Mutual Fund	32,514,984
*	Fidelity U.S. Bond Index Fund	Mutual Fund	1,869,394
	Goldman Sachs Small Cap Value Fund—Institutional Class	Mutual Fund	3,989,908
*	IAC/InterActiveCorp Common Stock	Stock Fund	9,607,294
*	Lord Abbett Mid-Cap Value Fund	Mutual Fund	15,442,826
	MSI Small Company Growth Portfolio	Mutual Fund	12,881,462
	Royce Low Priced Stock Fund	Mutual Fund	5,481,210
	Union Bond & Trust Company Stable Value Fund	Common/Collective Trust	5,721,761
	Van Kampen Growth & Income Fund	Mutual Fund	14,660,052
*	Participant Loans	Interest rates ranging from 5.0%-10.5% with maturity dates through September 30, 2033	9,245,582

	Total investments, at fair value		$386,511,892

*
Party-in-interest as defined by ERISA.

Note: Cost information has not been included in column (d), because all investments are participant-directed.

IAC/InterActiveCorp Retirement Savings Plan
E.I.N. 59-2712887 Plan No: 001
Schedule G, Part III Schedule of Non-Exempt Transactions
Year Ended December 31, 2007

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(h) Cost of Asset
LendingTree	Employer	Late remittance of participant contributions for May 2007 made June 25, 2007	$58,512

Note: Columns (d) through (g), (i) and (j) are not applicable.

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REQUIRED INFORMATION
Exhibits
SIGNATURES
Appendix I
IAC/InterActiveCorp Retirement Savings Plan Financial Statements and Supplemental Schedules December 31, 2007 and 2006 Contents
Report of Independent Registered Public Accounting Firm
IAC/InterActiveCorp Retirement Savings Plan Statements of Net Assets Available for Benefits
IAC/InterActiveCorp Retirement Savings Plan Statement of Changes in Net Assets Available for Benefits
IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2007 and 2006
IAC/InterActiveCorp Retirement Savings Plan Supplemental Schedules E.I.N. 59-2712887 Plan No: 001 Schedule H, Line 4i Schedule of Assets (Held at End of Year) December 31, 2007
IAC/InterActiveCorp Retirement Savings Plan E.I.N. 59-2712887 Plan No: 001 Schedule G, Part III Schedule of Non-Exempt Transactions Year Ended December 31, 2007